UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                            Chaparral Resources, Inc.
                                (Name of Issuer)

                           Warrants to Purchase Shares
                  of Common Stock, Par Value $0.0001 Per Share
                         (Title of Class of Securities)

                                    159420207
                                 (CUSIP Number)

                               Miss J. E. Munsiff
                                  Shell Centre
                                 London SE1 7NA
                                     England
                           Tel.: +44 (0) 207 934-3080
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 April 18, 2001
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------                                                       ------
CUSIP No. 159420207                                                       Page 2
-------------------                                                       ------

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Shell Capital Limited
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
 3       SEC USE ONLY

--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            [ ]
         PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         England
--------------------------------------------------------------------------------
NUMBER OF SHARES         7      SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH                   0
REPORTING PERSON        --------------------------------------------------------
WITH                     8      SHARED VOTING POWER

                                1,785,455 (consisting of Shares issuable upon
                                exercise of Warrants)
                        --------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                1,785,455 (consisting of Shares issuable upon exercise of Warrants)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,785,455 (consisting of Shares issuable upon exercise of Warrants)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         12.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------                                                       ------
CUSIP No. 159420207                                                       Page 3
-------------------                                                       ------

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         The Shell Petroleum Company Limited
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
 3       SEC USE ONLY

--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            [ ]
         PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         England
--------------------------------------------------------------------------------
NUMBER OF SHARES         7      SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH                   0
REPORTING PERSON        --------------------------------------------------------
WITH                     8      SHARED VOTING POWER

                                1,785,455 (consisting of Shares issuable upon
                                exercise of Warrants)
                        --------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                        --------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                               1,785,455 (consisting of Shares issuable upon exercise of Warrants)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,785,455 (consisting of Shares issuable upon exercise of Warrants)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         12.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         HC
--------------------------------------------------------------------------------

This Amendment No. 1 amends and supplements the Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission on February 15, 2000 by Shell Capital Limited and The Shell Petroleum Company Limited (collectively, the "Reporting Persons"). Information in the Schedule 13D remains in effect except to the extent that it is superseded by the information contained in this Amendment No.1. Information given in response to each item shall be deemed to be incorporated by reference in all other items. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

The items of the Schedule 13D set forth below are hereby amended and supplemented as follows:

Item 1.  Security and Issuer

The first sentence of Item 1 is amended and restated in its entirety as follows:

"This statement on Schedule 13D relates to warrants (the "Warrants") to purchase up to 1,785,455 shares of the common stock, par value $0.0001 per share (the "Common Stock"), of Chaparral Resources, Inc. (the "Issuer")."

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 is amended and supplemented by adding the following paragraph after the final paragraph thereof:

"In order to clarify certain terms of the Warrants and to give effect to certain changes in the capital structure of the Issuer to satisfy the terms of the Loan Agreement, the Issuer and Shell Capital Limited entered into an amended and restated warrant agreement (the "Amended and Restated Warrant Agreement") on April 18, 2001. Pursuant to the Amended and Restated Warrant Agreement, the Issuer granted to Shell Capital Limited Warrants representing the right to acquire 12.5% of the share capital of the Issuer, exercisable at a price of $9.79 per share, subject to adjustment in accordance with the terms of the Amended and Restated Warrant Agreement. The Amended and Restated Warrant Agreement is attached hereto as Exhibit 1, which is hereby incorporated by reference."

Item 4.   Purpose of the Transaction

Paragraph 1 of Item 4 is amended and restated in its entirety as follows:

"Shell Capital Limited acquired the Warrants in connection with its undertaking to underwrite and participate in the funding of the Loan Agreement as described in Item 3. The proceeds of the loan facilities were used to finance the further development of an oil field project in the Republic of Kazakhstan. It was a condition precedent in the Loan Agreement that the Issuer undertakes to nominate as director of the Issuer, on a best efforts basis, a nominee identified by Shell Capital Services Limited (a company in the Group and a wholly-owned subsidiary of The Shell Petroleum Company Limited) for the period during which the loan arrangement remains in place. Furthermore, pursuant to the terms of the Loan Agreement, the Issuer undertook, on a best efforts basis, to complete a rights offering for no less than US$6 million on or before June 30, 2000. As the Issuer satisfied only partially the equity infusion requirements of the Loan Agreement, the Loan Agreement was amended in August 2000 to extend the Issuer's equity support commitment from US$6 million on or before June 30, 2000 to US$10 million on or before September 30, 2000. These revised equity requirements were satisfied through issuances of Common Stock by the Issuer and the acquisition of US$ 3 million of Common Stock by Capco Resourses, Ltd. As a consequence of these changes in the capital structure of the Issuer, the Issuer and Shell Capital Limited deemed it prudent and in their best interest to clarify the terms of the Warrants, and as a result they entered in the Amended and Restated Warrant Agreement to reflect such clarifications deemed necessary and appropriate and to give effect to the changes in the capital structure of the Issuer. The foregoing summary of the Warrant Agreement and the Loan Agreement is qualified in its entirety by reference to Exhibits A, B and C, respectively, which are hereby incorporated by reference."

Item 5.  Interest in Securities of the Issuer

(a) Reference is made to the applicable cover page for each Reporting Person for information concerning (i) the number of shares of Common Stock beneficially owned by such Reporting Person, and (ii) the percentage of outstanding Common Stock beneficially owned by such Reporting Person, in each case as of the date of this filing.

(b) Reference is made to the applicable cover page for each Reporting Person for information concerning beneficial ownership of shares of Common Stock as to which such Reporting Person has sole power to vote or to direct the vote, shared power to vote or direct the vote, sole or shared power to dispose or to direct the disposition, in each case as of the date of this filing.

(c) During the past sixty days, none of the Reporting Persons acquired or disposed of beneficial ownership of Common Stock except as described herein.

(d) No person other than the Reporting Persons has the right to receive dividends on the Common Stock issuable upon exercise of the Warrants beneficially owned by the Reporting Persons described in this Schedule 13D and proceeds from the sale thereof.

(e)  Not applicable.

Item 7.  Material to be filed as Exhibits:

Exhibit 1 - Amended and Restated Warrant Agreement, dated April 18, 2001 between
            Chaparral Resources, Inc. and Shell Capital Limited.

Exhibit 2 - Agreement to Joint Filing of The Shell Petroleum Company Limited.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 27, 2001

                                                SHELL CAPITAL LIMITED

                                                 /s/Michael patrick Treanor
                                                --------------------------------
                                                Name:    Michael Patrick Treanor
                                                Title:   Director

I.   Shell Capital Limited

Each person named below is a director and/or executive officer of Shell Capital Limited, whose principal business is described in Item 2 of Schedule 13D filed on February 15, 2000 by Shell Capital Limited and The Shell Petroleum Company Limited.

NAME                      BUSINESS ADDRESS                 OCCUPATION                         CITIZENSHIP
Stephen Murley            Shell Centre                     Member of the Board of Directors   British
Garfield Hodge            London SE1 7NA                   of Shell Capital Limited;
                                                           Director of Finance The Shell
                                                           Petroleum Company Limited

Michael Patrick Treanor   Shell Centre                     Member of the Board of Directors   British
                          London SE1 7NA                   of Shell Capital Limited; Chief
                                                           Executive Officer Shell Capital
                                                           Limited

Ralph Neil Gaskell        Shell Centre                     Member of the Board of Directors   British
                          London SE1 7NA                   of Shell Capital Limited; Group
                                                           Treasurer Shell International
                                                           Limited

II.  The Shell Petroleum Company Limited

Each person named below is a director of The Shell Petroleum Company Limited, whose principal business is described in Item 2 of Schedule 13D filed on February 15, 2000 by Shell Capital Limited and The Shell Petroleum Company Limited.

NAME                        BUSINESS ADDRESS                 OCCUPATION                       CITIZENSHIP
Mr Hendrikus de Ruiter      Carel van Bylandtlaan 30         Retired Former Executive         Dutch
                            2596 HR The Hague                Royal Dutch Petroleum Company


Sir Peter Fenwick Holmes    Shell Centre                     Retired Former Executive         British
                            London SE1 7NA                   The "Shell" Transport and
                                                             Trading Company, p.l.c.


Sir John Southwood          Shell Centre                     Retired Former Executive         British
Jennings                    London SE1 7NA                   The "Shell" Transport and
                                                             Trading Company, p.l.c.


Mr Mark Moody-Stuart        Shell Centre                     Chairman & Managing Director     British
                            London SE1 7NA                   The "Shell" Transport and
                                                             Trading Company, p.l.c.


Mr Henricus Josephus        Carel van Bylandtlaan 30         Managing Director                Dutch
Maria Roels                 2596 HR The Hague                Royal Dutch Petroleum Company


Mr Stephen Murley           Shell Centre                     Member of the Board of           British
Garfield Hodge              London SE1 7NA                   Directors of Shell Capital
                                                             Limited; Director of Finance
                                                             The Shell Petroleum Company
                                                             Limited

Mr Paul David Skinner       Shell Centre                     Managing Director                British
                            London SE1 7NA                   The "Shell" Transport and
                                                             Trading Company, p.l.c.


Mr Maarten Albert van den   Carel van Bylandtlaan 30         President                        Dutch
Bergh                       2596 HR The Hague                Royal Dutch Petroleum Company

Mr Jeroen van der Veer      Carel van Bylandtlaan 30         Managing Director                Dutch
                            2596 HR The Hague                Royal Dutch Petroleum Company


Mr Lodewijk Christiaan      Carel van Bylandtlaan 30         Retired Former Executive         Dutch
van Wachem                  2596 HR The Hague                Royal Dutch Petroleum Company


Mr Philip Beverley Watts    Shell Centre                     Managing Director                British
                            London SE1 7NA                   The "Shell" Transport and
                                                             Trading Company, p.l.c.

                                  EXHIBIT INDEX

Exhibit No.     Description

    1           Amended and Restated Warrant Agreement

    2           Agreement to Joint Filing of The Shell Petroleum Company Limited